(As filed December 28, 2000)
                                                                File No. 70-9735
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   ------------------------------------------

                               AMENDMENT NO. 3 TO
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------

                           Alliant Energy Corporation
                        Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                        American Transmission Company LLC
                             c/o ATC Management Inc.
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

                               ATC Management Inc.
                      c/o Wisconsin Electric Power Company
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                   ------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

                   ------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                     (Name and address of agent for service)
                   ------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703                New York, New York 10019

                         Daniel A. Doyle, Vice President, Chief
                         Financial Officer and Treasurer
                         ATC Management Inc.
                         N16 W23217 Stone Ridge Drive
                         Waukesha, Wisconsin  53187

     Alliant Energy Corporation ("Alliant Energy"), Wisconsin Power & Light Company ("WPL"), South Beloit Water, Gas & Electric Company ("South Beloit"), American Transmission Company LLC (the "Transco") and ATC Management Inc. (the "Corporate Manager", and, together with Alliant Energy, WPL, South Beloit and Transco, "Applicants") hereby amend their Application/Declaration on Form U-1 in Commission file No. 70-9735 in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

INTRODUCTION

     A. Alliant Energy is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are WPL, South Beloit, Interstate Power Company, and IES Utilities Inc. The principal executive offices of Alliant Energy, WPL and South Beloit are located at 222 West Washington Avenue, Madison, Wisconsin 53703. The Transco, which is described in further detail below, is a Wisconsin limited liability company that was formed on June 12, 2000 with Wisconsin Electric Power Company ("WEPCO"), a subsidiary of Wisconsin Energy Corporation ("WEC"), Wisconsin Public Power Inc. ("WPPI") and the Corporate Manager, a Wisconsin corporation


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1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (Apr.
14, 1998).

formed on June 12, 2000, as its initial members. The principal executive officers of the Transco and the Corporate Manager are currently located at N16 W23217 Stone Ridge Drive, Waukesha, Wisconsin 53187. The Commission, in HCAR No. 27206 (Aug. 2, 2000), authorized, among other things, WPL to become a member of the Transco and to acquire shares of the Corporate Manager.

     B. WPL is engaged principally in the generation, purchase, transmission, distribution and sale of electric power in 35 counties in a 16,000 square-mile area in southern and central Wisconsin. As of December 31, 1999, WPL provides retail electric service to approximately 407,000 customers in 599 cities, villages and towns, and wholesale service to 24 municipal utilities, three rural electric cooperatives, the Wisconsin Public Power Incorporated System, which provides retail electric service to nine communities in the WPL service area, and one privately owned utility.

     C. WPL is subject to regulation as a public utility as to retail electric, gas and water rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Public Service Commission of Wisconsin (the "Wisconsin Commission"). It is also subject to regulation by the Federal Energy Regulatory


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


Commission ("FERC"). The Nuclear Regulatory Commission ("NRC") regulates WPL in connection with its ownership interest in the Kewaunee Nuclear Power Plant.2

     D. South Beloit is a wholly-owned subsidiary of WPL that supplies retail electric and gas services to customers in the cities of South Beloit and Rockton, Illinois, and the adjacent rural areas. South Beloit is subject to regulation by the Illinois Commerce Commission (the "Illinois Commission"). As of December 31, 1999, South Beloit serves approximately 8,000 electric customers. The service territory of South Beloit is located in Illinois and is adjacent to the service territory of WPL in Wisconsin. The electric distribution systems of WPL and South Beloit are interconnected at many points along the Wisconsin-Illinois state line. The electric operations of WPL and South Beloit are integrated and all of WPL's generating units are centrally dispatched by Alliant Energy Corporate Services, Inc., the service company affiliate of WPL and South Beloit.3


------------------------
2    WPL is exempt from registration as a holding company by Commission order under Section 3(a)(1) of the Act. See Wisconsin Power and Light Co., 1 S.E.C.
                                      ----------------------------
362 (1936).

3    South Beloit has no generating units.

     E. WPL owns and operates a transmission system comprising 107 miles of 345 kV transmission facilities, 758 miles of 138 kV transmission facilities, 1,908 miles of 69 kV transmission facilities and associated substations and real property interests (the "WPL Transmission Assets"). South Beloit owns and operates a transmission system comprising less than one mile of 345 kV transmission facilities, 10 miles of 69 kV transmission facilities, one substation and associated real property interests (the "South Beloit Transmission Assets").

     F. At and for the twelve months ended June 30, 2000, Alliant Energy's consolidated assets, operating revenue and net income (all in thousands) were $6,597,078, $2,358,409 and $177,890, respectively. At and for the twelve months ended June 30, 2000, WPL's consolidated assets, operating revenue and earnings available for common stock (all in thousands) were $1,779,049, $795,096 and $67,448, respectively. At and for the twelve months ended June 30, 2000, South Beloit's assets, operating revenue and net income (all in thousands) were $21,494, $16,794 and $1,959, respectively.

     G. Applicants request authorization for (i) WPL to transfer, directly or indirectly, ownership and control over the WPL Transmission Assets to the Transco; (ii) South Beloit to transfer, directly or indirectly, ownership and control over the South Beloit Transmission Assets to the Transco; (iii) WPL and South Beloit to receive, directly or indirectly, in exchange for such transfer, member units 4 of the Transco; (iv) WPL to purchase approximately 2,400 shares of the Class A Common Stock ("Class A shares") of the Corporate Manager;5 (v) WPL to purchase one share of the Class B Common Stock ("Class B share") of the Corporate Manager;6 (vi) the Transco's issuance of its member units in exchange for which the Transco will acquire either transmission assets (in the case of WPL, South Beloit and any other transmission-owning Member Utilities (as defined below)) or cash (in the case of WPPI and any other transmission-dependent Member Utilities) and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments.

     Because of limitations imposed by the WPL indenture (the "Indenture"), WPL will effect the transfer of the WPL Transmission Assets to the Transco and its acquisition of the Transco member units through a newly created limited


------------------------
4    Member units will evidence the respective holder's limited liability interests in the Transco.

5    The final percentage ownership interests, as well as the definitive number of Transco member units and Corporate Manager Class A shares to be acquired, will depend upon the actual participants in the Transco and the Contribution Value (as defined below) of the transmission assets transferred to the Transco by such participants.

6    WPL will pay a purchase price for these Class A and Class B Corporate
Manager shares of $10 per share.

liability company ("NewCo") to be wholly owned by WPL.7 The following steps, for which Applicants specifically seek authority, will occur essentially simultaneously: (1) WPL will form NewCo and acquire all of its member units for one or more cash payments; (2) NewCo will transfer to the trustee under the Indenture cash in an amount approximately equal to WPL's corresponding cash payment to NewCo for NewCo's member units 8; (3) upon receipt of such payment, the trustee will release the WPL Transmission Assets from the lien of the Indenture; (4) WPL will transfer the WPL Transmission Assets to the Transco; and
(5) the Transco will issue its member units to NewCo.9 WPL and South Beloit also seek Commission authority to transfer to the Transco, from time to time, up to $10,000,000 of transmission assets which are currently under construction, in


------------------------
7    NewCo will exist solely for the purposes of this transaction and will never issue debt or equity securities.

8    This cash payment will be equal to the "fair value" to WPL of the WPL
Transmission Assets, as is defined in, and required by, the Indenture. Such "fair value" will approximate the Contribution Value (as defined below) of the WPL Transmission Assets. Receipt of such cash by the trustee will permit the WPL Transmission Assets to be released from the lien of the Indenture.

9    NewCo will then continue to hold WPL's interests in the Transco, but the
Transco's operating agreement will require that all Transco voting rights be exercised by WPL. WPL will hold its shares in the Corporate Manager directly.

exchange for additional Transco member units to be issued to NewCo or South Beloit, as the case may be.10

     The transfer of the WPL Transmission Assets to the Transco in exchange for an indirect membership interest in the Transco will not be detrimental to WPL investors. There are currently outstanding approximately $306.1 million principal amount of WPL first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $1.5 billion. Of this amount, approximately $899.3 million of permanent additions (294% of the principal amount of the bonds) were applied to the issuance of the bonds, with the balance available for additional bonding or other applications permitted by the Indenture. The aggregate depreciated book value of the WPL Transmission Assets that will be released from the lien of the Indenture is approximately


------------------------
10   Applicants believe that as a result of the transactions contemplated herein, the Corporate Manager will be a "holding company" as defined in section 2(a)(7) of the Act. Additionally, as noted in note 2 above, WPL is already an exempt holding company. Both WPL and the Corporate Manager intend to file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act. Applicants also believe that the Corporate Manager will become a "public utility company" as defined in Section 2(a)(5) of the Act in its capacity as operator of the Transco's assets.

$177.7 million. Following the release of the WPL Transmission Assets from the lien of the Indenture, WPL's outstanding bonds will be secured by permanent additions with a depreciated book value of approximately 428% of the aggregate principal amount of its outstanding first mortgage bonds.

     With respect to the equity investors in WPL, WPL's total assets will not be materially affected by the proposed transaction. WPL will receive indirectly an equity interest in the Transco that approximates the value of the WPL Transmission Assets transferred to the Transco.

     H. Commission authorization through June 30, 2004 is also sought for external financing as follows: (i) short-term debt financing by the Transco in the form of, among other things, borrowings under a revolving credit agreement, issuance of commercial paper or other forms of short-term financing; (ii) long-term debt financing by the Transco in the form of debentures or other forms of long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco. The amount of the Transco's short-term and long term debt outstanding at any time will not exceed, in the aggregate, $400 million.

TRANSCO LEGISLATION

     I. In 1999, the state of Wisconsin enacted legislation which facilitates the formation of the Transco as a for-profit, single-purpose transmission company.11 The Transco will charge a single system-wide average network rate to be phased in over five years in accordance with the Transco Legislation, and a single system-wide average point-to-point rate for "through and out" service, under an open access transmission tariff filed with the FERC on July 31, 2000. Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC policies. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPL, to transfer ownership


------------------------
11   1999 Wisconsin Act 9, Sections 2335tr to 2335uh (Assembly Amendment to
Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments the holding company system can make, after the transfer of assets to the Transco.12 The Transco will be managed by the Corporate Manager. The Transco participants will acquire, directly or indirectly, interests in the


------------------------
12   Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, Wisconsin law limits the amount of assets that all non-utility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric utility affiliates within that system.
Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible assets" (as defined in the Wisconsin Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by June 30, 2000, the Wisconsin Commission and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest Independent System Operator or its successor organization. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunication services; provide environmental engineering services; and manufacture or sell products that filter, pump or process water or other fluids. All such assets in the Alliant Energy System will thus not count towards the investment cap if, among other things, WPL participates in the Transco in accordance with the Transco Legislation.


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


Transco and the Corporate Manager in proportion to the value of the transmission assets or cash each participant contributes to the Transco. Transmission-dependent utilities, as defined by the Transco Legislation, that participate in the Transco will purchase their interests for cash and will obtain ownership shares in proportion to their 1999 Wisconsin load ratio shares. Tax exempt transmission-dependent entities that participate in the Transco, such as WPPI,13 will purchase their interests for cash at a price that will keep the other participants whole, as explained below.14

     J. The Transco Legislation obligates the Transco to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services for a single, system-wide rate for the use of its system under an open access transmission tariff (the "Transco OATT") that has been filed with the FERC. The Transco Legislation directs that the Transco


------------------------
13   WPPI is a municipal electric company owned by 30 Wisconsin municipalities that operate electric utilities. These utilities supply electric power to more than 100,000 customers in Wisconsin and purchase all of their electric requirements from WPPI. WPPI was created pursuant to Wisconsin legislation and is a non-profit, political division of the state. Section 66.073 of the Wisconsin Statutes.

14   Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.

support robust competition in energy markets, extend no favoritism to any participant and meet the transmission needs of all participants. Under the provisions of the Transco Legislation, the Transco will transfer the operational control of its transmission facilities to the Midwest Independent Transmission System Operator, Inc. (the "Midwest ISO") when the Midwest ISO becomes operational. If, however, the Midwest ISO fails to commence, or ceases, operations, the Transco, in accordance with the Transco Legislation, will join another independent system operator or other regional transmission organization authorized under federal law to operate in Wisconsin.

     K. It is expected that the initial participants in the Transco and the Corporate Manager will include, in addition to WPL and South Beloit, WEPCO, Edison Sault Electric Company ("ESE") (a WEC subsidiary with operations solely in Michigan's Upper Peninsula that is subject to regulation by the Michigan Public Service Commission), WPPI, Wisconsin Public Service Corp. ("WPS"), and Madison Gas & Electric Company ("MGE").15 All utilities participating in the Transco are referred to herein as "Member Utilities". Other entities, both


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15   The Corporate Manager will also initially own a less than 1% interest in the Transco.

within and outside of Wisconsin, may, in the future, decide to become members of the Transco and will then also become Member Utilities. The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001 (the "Operations Date").16

     The transmission systems of the Member Utilities are interconnected at numerous points and essentially all operate as part of the same reliability and planning council -- the Mid-America Interconnected Network, Inc. ("MAIN").17 MAIN promotes coordinated planning, construction, operation, maintenance and use of generation and transmission facilities by its members. The Member Utilities' transmission systems were also planned and built on a coordinated basis pursuant


------------------------
16   The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by the Operations Date. Indeed, the Transco Legislation requires WPL to commit to transfer its transmission assets to the Transco by January 1, 2001 in order for Alliant Energy to obtain relief from the Wisconsin non-utility asset cap applicable to Wisconsin public utility holding companies described in note 12 above. Moreover, it is not clear how a failure to effect such transfer by the Operations Date would impact Alliant Energy's position with respect to such asset cap calculation. Accordingly, the Member Utilities are proceeding under the assumption that Transco operation will begin on the Operations Date and are therefore making all of the requisite FERC filings to have the Transco OATT effective as of such date.

17   The Alliant Energy system transmission assets that are not being transferred to the Transco are also interconnected at numerous points with the transmission assets that are being transferred to the Transco, but are, and will continue to be, operated as part of a different reliability and planning council
- - the Mid-Continent Area Power Pool. ESE is part of the East Central Area Reliability (ECAR), but is expected to become part of MAIN by January 1, 2001.

to the Wisconsin "advance planning" law in effect from 1975 until 1997. For a map detailing the interconnection of the transmission systems of the Member Utilities, see Exhibit E hereto.

TRANSCO OPERATIONS AND ORGANIZATION

     L. The Transco will have the exclusive duty to provide transmission service in geographic areas formerly served by the Transco members. The Transco will not, however, have that duty in areas where control of transmission facilities has been directly transferred to the Midwest ISO. Wisconsin law prohibits the Transco from directly serving retail customers and from bypassing distribution systems.

     M. It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation.18 Services provided under the O&M Agreements will include operations services such


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18   Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

as inspection, field switching and communications repair; line equipment maintenance services such as line inspection, line repair, grounding, corrosion control and right of way access maintenance; station equipment services including inspection, structure and foundation repair and system testing and maintenance; emergency response services such as field response, emergency clean up response and post-emergency repair; station related services such as grass maintenance, vegetation control and security checks; and other miscellaneous services including grounding repair and major equipment repair. Each utility will commit to maintain the organizational and physical resources needed to perform all services under an O&M Agreement.

     The Member Utilities and the Transco will also enter into a one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Services provided under the Services Agreements include control center services, including the provision and supervision of control center operator labor and dispatch of field operations personnel; real estate services which include real estate records management, encroachment monitoring, lease management, billing and collection, joint facility management and route planning, siting and selection; project services necessary for the design, functioning and construction of capital projects including engineering, protection and control design, procurement and construction; environmental services; supply chain services including sourcing, logistic, inventory and warehousing functions; engineering services; planning services and other miscellaneous services.

     The Transco will provide certain services from the Stoughton Operations Center ("SOC") to support Alliant Energy's operation of its transmission facilities outside of Wisconsin ("Non-Wisconsin Facilities") and its 34.5 kV facilities in Wisconsin that are not being transferred to the Transco ("East Facilities"). It is expected that such operations will be governed by an agency agreement ("Agency Agreement"). The SOC is part of the WPL Transmission Assets being transferred to the Transco. Services provided under the Agency Agreement will include control and operation services including the remote oversight, monitoring and control of the Non-Wisconsin Facilities and the East Facilities from the SOC, coordination of all planned switching, performance of security analysis, the monitoring of voltage, line flows, circuit breaker static and transformer tap positions and record keeping; emergency response services; blackstart services; and open access same-time information system ("OASIS") services, including inserting and extracting data from the Alliant Energy OASIS node. Any services provided to or received by WPL, South Beloit or any other Alliant Energy affiliate pursuant to the foregoing agreements will be provided "at cost" in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder.

     The Transco will enter into an Asset Contribution Agreement ("ACA") with each Member Utility that is contributing transmission assets. The ACA provides for each Member Utility to identify the real estate rights-of-way and personal property that are to be contributed, and establishes the form of those conveyances. In brief, the assets conveyed are required to be all those necessary to enable the Transco to conduct transmission operations. Each Member Utility will make certain representations with respect to those assets conveyed, and will agree to indemnify the Transco in the event of a breach of those representations.

     Additionally, the Member Utilities and the Transco will enter into a Forming Party Agreement Regarding System Operating Procedures ("Forming Party Agreement") which memorializes certain principles of the Transco transmission system operation that the Member Utilities agreed are necessary to ensure that transmission system reliability and efficiency are continued during the transition of system control from the Member Utilities to the Transco. No services will be provided under the Forming Party Agreement, though some of the principles articulated in the Forming Party Agreement have been incorporated into other agreements, such as service agreements, between the Member Utilities and the Transco.

     The distribution systems owned and operated by the Member Utilities are currently interconnected with the current Member Utilities' transmission systems. On January 1, 2001, when the Transco will take over ownership and operation of the Member Utilities' transmission systems, the Member Utilities' distribution systems will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Distribution-Transmission Interconnection Agreement (each, a "D-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' distribution systems with the Transco transmission system, addressing such matters as maintenance, operating and meter standards, access to facilities and liability issues. The D-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection services to the Member Utilities.


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


     The Member Utilities' generators are currently interconnected with the Member Utilities' transmission systems. On January 1, 2001, the Member Utilities' generators will then be interconnected with the Transco's transmission system. Each Member Utility will enter into a Generation-Transmission Interconnection Agreement (each, a "G-T Agreement") which will contain the terms and conditions that will govern the interconnection of the Member Utilities' generators with the Transco transmission system, addressing such matters as maintenance, operating and metering standards, access to facilities, redispatch, provision of ancillary services and liability issues. The G-T Agreements contain no provisions for the payment of rates or charges to the Transco for the Transco's provision of interconnection service to the Member Utilities' generators.

     The Member Utilities will each enter into a Network Operating Agreement ("NOA") and Network Integration Transmission Service Agreement ("NITSA") with the Transco. These agreements are transmission service agreements pursuant to the Transco OATT on file at FERC for the provision of network integration transmission service. The NITSA is a form agreement on file at FERC that specifies the network resources and network load that will be served thereunder.


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


The NOA contains the specific operating provisions that allow a network customer to integrate its load and resources as provided in the OATT.

     N. In accordance with the Transco Legislation, all transmission-owning Member Utilities will transfer all transmission assets to the Transco on the Operations Date. For purposes of determining the initial distribution of Corporate Manager shares and Transco member units among the Member Utilities, the transmission assets will be valued at their Contribution Value, defined as original cost less accumulated deprecation, as adjusted on a dollar-for-dollar basis for deferred taxes, excess deferred taxes and deferred investment tax credits. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which will acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratios 19. It is expected that WPL's and South Beloit's Contribution Values at December 31, 2000 will be $126,784,000 and $590,000, respectively, and their aggregate initial interest in the Transco will approximate 24%. This


------------------------
19   These transmission-dependent utilities may also transfer an inconsequential amount of transmission assets to the Transco.

ownership percentage may fluctuate based on various factors, including the number of participants in the Transco.

     O. WPPI, and any other transmission-dependent tax-exempt entity that participates in the Transco, will also be members of the Transco, but will not be contributing transmission assets. Because the participation of tax exempt entities like WPPI will reduce the transmission revenue otherwise received by the Transco,20 such entities will purchase their interests for a price that is designed to keep the other participants whole. It is anticipated that funds received from WPPI and any other tax-exempt Transco member will be used by the Transco to fund outlays necessary to pay start-up costs and construction work-in-progress or be used as cash working capital. The tax-exempt purchase price will be recalculated annually such that all tax-exempt participants will be required to make additional cash contributions (or receive a refund of any "over contributed" funds) to insure that the return otherwise payable to the


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20   Based on FERC precedent with respect to natural gas pipelines, the revenue requirement reflected in the Transco's FERC petition includes provision for income taxes payable by its members with respect to Transco income. The participation of any tax exempt entity in the Transco will reduce that revenue requirement and therefore each tax-exempt Transco member must make contributions to the Transco to make up for the diminished return of the other members. Alternatively, the Transco participants may agree on special allocations of certain tax elements, rather than adjust the purchase price to be paid by such tax exempt entities.


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


other transmission-contributing participants is not diminished because of the tax exempt entities' participation.

     P. The Transco members will enter into an agreement (the "Operating Agreement") that will govern the activities of the Transco. Because the Transco is a manager-managed limited liability company 21, the Operating Agreement will grant to the Corporate Manager full, complete and exclusive discretion to exercise management control over the business of the Transco.22 As the manager of the Transco, the Corporate Manager is obligated to provide all management services to the Transco, which itself has no management. The Corporate Manager may not resign or be removed as manager without the unanimous consent of the Member Utilities and the Corporate Manager. (Initially, the members of the Transco also control the Corporate Manager so if they believe that it is


------------------------
21   Wisconsin law allows Wisconsin limited liability companies to elect to be either member-managed or manager-managed. The Transco has elected to be manager-managed, and Wisconsin law specifically allows the manager of any limited liability company to be a corporation. The Transco has designated the Corporate Manager, a Wisconsin corporation which has been formed for this purpose, to be its manager. The two legal entities, the Transco and the Corporate Manager, are a single functioning unit, as the Corporate Manager exists for the sole purpose of conducting the affairs of the Transco. The role of the Corporate Manager in the management of the Transco corresponds to the role of the general partner of a limited partnership.

22   This complete managerial control is analogous to complete voting control.

performing inadequately, their remedy is to replace the management of the Corporate Manager, and not the Corporate Manager as manager of the Transco). The Corporate Manager also is to have no other role than to serve as manager of the Transco. Thus, it will negotiate all contracts on behalf of the Transco, and make all required filings on the Transco's behalf. The Corporate Manager's employees will either directly or by contract with third parties perform all the functions necessary to run an electric transmission company. Accordingly, all of the Corporate Manager's expenses will be for the account of and will be reimbursed in full by the Transco. The Corporate Manager will have all powers as a manager to do all things necessary and convenient to carry out the Transco's business. The Transco will rely completely on the Corporate Manager to take all actions required in the conduct of the Transco's business. The Corporate Manager will not materially change its status, and in particular, will not engage in any activities other than acting as the manager of the Transco as discussed above, without prior approval by the Commission.

     Q. In accordance with the Transco's Operating Agreement, the Member Utilities will not be permitted to sell their interests in the Transco for a period of three years following the Operations Date, except for transfers to another Member Utility or an affiliate of the transferring Member Utility.23 After the three-year period expires, any Transco interest may be freely transferred, subject to any applicable legal constraints. The Member Utilities may exchange all or a portion of their Transco member units for Class A shares in the Corporate Manager on a one-for-one basis at any time after the three years or, if earlier, one year after an initial public offering (the "IPO") by the Corporate Manager.

     R. No Member Utility will be obligated to make any additional capital contributions to the Transco or the Corporate Manager; however, there may be optional contributions if a majority of the Corporate Manager's directors determine that such additional capital is appropriate. The Operating Agreement will establish a target dividend rate of 80% of the Transco's earnings, subject to adjustment.

     S. As indicated, the Member Utilities will also purchase shares of common stock of the Corporate Manager, for cash, in proportion to their percentage interests in the Transco. It is expected that WPL will pay $10 per share for an approximate 24% interest in the Corporate Manager. The Corporate


------------------------
23   The Operating Agreement defines an "affiliate" of the Member Utility as any company within the same holding company system as defined in ss.195.795(1)(i) of the Wisconsin Statutes.

Manager will have two classes of stock: Class A and Class B.24 WPL will receive approximately 24%, or 2,400 shares, of the nonvoting Class A shares. Additionally, each Member Utility, including WPL, will receive one of the five Class B voting shares to be issued at closing.25 Initially, each holder of a Class B share will be entitled to appoint one of the Corporate Manager's directors. All Class B shares will convert into Class A shares on the earlier of
(i) the ownership by the Corporate Manager of more than 50% of the Transco membership units 26 or (ii) the tenth anniversary of the Operations Date, unless the Corporate Manager's Board of Directors elects to override the conversion. Class A shares will become voting shares upon the conversion of


------------------------
24   The Class A/Class B structure ensures that the Member Utilities will have economic interests proportionate to the value of their contribution to the Transco while still maintaining the desired per capita voting arrangement.

25   Neither South Beloit nor ESE will receive shares in the Corporate
Manager because their interests will be held by their respective corporate parents.

26   The Corporate Manager's percentage ownership of the Transco will increase through (i) exchange by a Member Utility of its respective Transco member units for Corporate Manager Class A shares, which exchange will be effected by the Corporate Manager's issuance of additional Class A shares in exchange for the member units being converted; or (ii) its purchase of such additional member units from the Transco with the proceeds of a Corporate Manager Class A stock initial public offering ("IPO"), which purchase is required by the terms of the Corporate Manager's organizational documents.

Class B shares to Class A shares or after the Corporate Manager commences the IPO. Each Class A and Class B share will be entitled to the same amount of dividends.

     There will be four independent directors of the Corporate Manager, both before and after the IPO, who will have no affiliation with any entity engaged in the production, sale, marketing, transmission or distribution of electricity or natural gas. The Transco Legislation requires that the independent directors be elected by a "majority vote of the voting security holders". As stated above, initially, only the Class B shareholders of the Corporate Manager will be entitled to vote and, prior to the IPO, they will, therefore, elect all directors, including the independent directors. After the IPO, the Class A shareholders will be entitled to vote. If, after the IPO, the Corporate Manager owns 50% or less of the Transco member units, the Class A shareholders will elect a majority of the Corporate Manager's directors, including the four independent directors, and the Class B shareholders will elect a minority of the Corporate Manager's directors. As stated above, when the Corporate Manager owns more than 50% of the Transco member units, the Class B shares will convert to Class A shares and thus the Class A shareholders will elect all directors.

     The Corporate Manager may commence an IPO three years after the Operations Date with the consent of a majority of the Board of Directors. Prior thereto, an IPO is permitted only upon the unanimous consent of the Class B shareholders.

The Member Utilities will not be able to exchange their Transco member units for Corporate Manager Class A shares until the earlier of (i) a year after the IPO or (ii) three years after the Operations Date. However, such limitation on the exchange of member units could also be amended with the consent of all Class B shareholders. In certain instances, it is possible that the Class B shareholders would approve an early IPO without amending the exchange restrictions if, for instance, they were seeking simply to raise capital from public sources. The Transco legislation also allows any holder of 10% or more of the equity in the Transco, after three years, to require the Transco to comply with all state and federal laws necessary for the holder to sell or transfer its member units 27. Because corporate stock is more readily marketable to the public than member units in a limited liability company, the creation of the Corporate Manager as a stock corporation will facilitate access to the public financial markets.

TRANSFERRED PROPERTIES

     T. The Member Utilities will transfer ownership and control of their respective transmission assets to the Transco. The Transco will acquire from the


------------------------
27   Section 196.485(3m)(a)5 of the Wisconsin Statutes.

Member Utilities transmission facilities that operate at voltages of 345 kV, 138 kV and 69 kV. The assets to be transferred from all Member Utilities include:

          o Transmission lines (including towers, poles and conductors) and transmission substations;

          o Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

          o Lines providing connections to generation sources and step-up (plant) substations;

          o Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

          o    Substations that provide primarily a transmission function;

          o Voltage control devices and power flow control devices directly connected to the transmission system; and

          o    WPL's systems operation center located in Stoughton, Wisconsin.28

     It is expected that, as of December 31, 2000, the original cost of the WPL Transmission Assets and the South Beloit Transmission Assets will be approximately $314,276,000 and $678,000, respectively. The net book value (original cost less accumulated depreciation) of the WPL Transmission Assets and the South Beloit Transmission Assets at December 31, 2000 is expected to be approximately $177,650,000 and $439,000, respectively. The Contribution Value of


------------------------
28   The other Member Utilities will also be contributing similar assets to the Transco.

the WPL Transmission Assets and the South Beloit Transmission Assets will be approximately $126,784,000 and $590,000, respectively.

     It is expected that, as of December 31, 2000, the original cost of the transmission assets of WEPCO and ESE will be approximately $442.9 million and $41 million, respectively. The net book value (original cost less accumulated depreciation) of the WEPCO transmission assets and the ESE transmission assets at December 31, 2000 is expected to be approximately $230.0 million and $31.4 million, respectively. The Contribution Value of the WEPCO transmission assets and the ESE transmission assets will be approximately $214 million and $30 million, respectively.

     It is expected that, as of December 31, 2000, the original cost of the WPS transmission assets will be approximately $139 million. The net book value (original cost less accumulated depreciation) of the WPS transmission assets at December 31, 2000 is expected to be approximately $70 million. The Contribution Value of the WPS transmission assets will be approximately $63 million.

     It is expected that, as of December 31, 2000, the original cost of the MG&E transmission assets will be approximately $83.4 million. The net book value (original cost less accumulated depreciation) of the MG&E transmission assets at

December 31, 2000 is expected to be approximately $46.6 million. The Contribution Value of the MG&E transmission assets will be approximately $33.4 million.

     U. The facilities that WPL and South Beloit will transfer to the Transco do not include distribution facilities used to provide retail service or generation facilities. Distribution facilities include all facilities with voltages below 50 kV, including the final circuit connection to substations providing transformation or connection to any retail customer regardless of voltage level.

     V. WPL currently provides FERC jurisdictional transmission service to certain customers over distribution facilities operated at voltages of less than 50 kV. The Transco will continue the provision of such service as WPL's agent. Consequently, transmission customers that use WPL's distribution system will, in the future, be able to secure from the Transco all necessary transmission services over WPL's current transmission and distribution system.

     W. The Transco will be under a statutory mandate to transfer operational control of its jurisdictional facilities to the Midwest ISO or its successor. Prior to the transfer, the Transco will have operational control of the transmission system contributed by Wisconsin utilities; provide ancillary services; operate an Open Access Same-Time Information System ("OASIS") in conformance with FERC Order No. 889; and administer the Transco OATT. The Transco also will be responsible for the maintenance of the transmission facilities under its ownership and control and will assume responsibility for transmission system planning. After the transfer to the Midwest ISO, the Transco will make changes to its OATT to accommodate operational differences between the Transco and the Midwest ISO open access transmission tariff.

     X. WPL and South Beloit will each enter into a bill of sale, deeds, easement assignments and other documentation with the Transco governing the conveyance of their respective transmission assets. The transmission assets transferred to the Transco will include WPL's rights and interest in any contracts under the Alliant Energy Open Access Transmission Tariff ("Alliant Energy OATT").

     Y. In addition to the assets from WPL and South Beloit, the Transco seeks authority to acquire transmission assets from MGE, WEPCO, WPS and ESE in exchange for Transco member units based on the Contribution Value of such transferred assets. For a description of these assets, including original cost, net book value and Contribution Value, see Paragraph T hereof. The Transco also seeks authority to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each unit of membership interest initially issued in exchange for transmission assets.

     Z. The Transco will offer ancillary services under the Transco's OATT. Because the Transco will own no generating facilities, it will purchase ancillary services from third parties and resell them under its OATT. The Transco expects to enter into agreements to purchase must run and ancillary services from generators in the control areas of WEPCO, WPL, WPS and MGE. The Transco will contract for must-run operations and ancillary services with the generators located in its control area and connected to its transmission system. In accordance with Wisconsin law, the Transco will not, however, engage in the purchase and sale of energy other than to obtain necessary ancillary services required by its customers.

     AA. Upon receipt of necessary regulatory approvals, the Transco will begin providing open access transmission service under its OATT to those existing open access customers currently served by WPL under the existing Alliant Energy OATT and to any other eligible customer requesting transmission service from the Transco. WPL and South Beloit will become transmission customers of the Transco under its transmission tariff. Where WPL is responsible for providing transmission service under agreements or tariffs predating FERC Order No. 888 ("grandfathered agreements"), the Transco will make its transmission system available under the Transco OATT in order to provide transmission service to customers under the grandfathered agreements.

FINANCING

     BB. The Transco will initially obtain funds externally through short-term debt financing under a Credit Agreement between the Transco and Bank One, N.A., as Agent ("Credit Facility").29 The Transco now seeks to increase the authorized principal amount of borrowings under the Credit Facility to $125 million. To provide financing for general corporate purposes, including working capital requirements, and to fund construction spending to undertake large scale capital improvements to the Wisconsin transmission system necessary to maintain reliability, the Transco proposes to issue from time to time, through June 30,


------------------------
29   The Commission has previously authorized borrowings of up to $30 million under the Credit Facility. The initial Credit Facility will, however, provide for only $25 million of borrowings. In connection therewith, Alliant Energy has authority to deliver a guaranty agreement to the lenders under the Credit Facility relating to up to $30 million of borrowings by the Transco under the Credit Facility. See HCAR No. 27206 (Aug. 2, 2000).

2004, short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper or other forms of short-term financing. The maturity of such debt will not exceed one year. The Transco seeks authority to amend the Credit Facility without further Commission authorization provided that the maturity date does not extend beyond June 30, 2004, and the aggregate principal amount of authorized borrowings does not exceed $125 million.

     CC. The Transco will sell commercial paper, from time to time, in established domestic or European commercial paper markets to dealers at the prevailing discount rate per annum, or at the prevailing coupon rate per annum, at the date of issuance. It is expected that the dealers acquiring commercial paper from the Transco will re-offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, to individual investors.

     DD. Back-up bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. The Credit Facility will back-up the Transco's commercial paper program, thus negating the need for additional lines of credit.

     EE. The Transco also proposes to issue from time to time, through June 30, 2004, long-term debt consisting of debentures, which may be in the form of medium-term notes, convertible debt, subordinated debt, bank borrowings, other debt securities or other forms of long-term financing. Any long-term debt security would have a maturity ranging from one to 50 years. Debentures and medium-term notes would be issued under an indenture. The amount of short-term and long-term debt outstanding at any time, including debt under the Credit Facility, will not exceed, in the aggregate, $400 million.

     FF. Any short-term or long-term debt security or credit facility would have such designation, aggregate principal amount, interest rate(s) or methods of determining the same (subject to paragraph HH below), terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as the Transco and the Corporate Manager may determine at the time of issuance.

     GG. The Transco and the Corporate Manager propose to issue from time to time through June 30, 2004: (i) Class A shares of the Corporate Manager in connection with the IPO; (ii) additional Transco member units to the Corporate Manager in exchange for the proceeds from that IPO; (iii) Class A shares of the Corporate Manager to Member Utilities seeking to exchange their respective

Transco member units for such shares 30; (iv) Class A and Class B shares of the Corporate Manager to future Member Utilities ("Additional Member Utilities") when such Additional Member Utilities become members of the Transco, (v) member units in the Transco to those Additional Member Utilities, (vi) preferred stock of the Corporate Manager and (vii) other equity securities. Applicants respectfully request that the Commission reserve jurisdiction over all such equity securities except with respect to (i) Class A Corporate Manager shares issued to Member Utilities in connection with their exchange of Transco member units for such Class A shares and (ii) Class A and Class B Corporate Manager shares and Transco member units issued to Additional Member Utilities. The aggregate issuance price of such equity securities will not exceed $500 million. The dividend rate on any series of preferred securities issued by the Corporate Manager will not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance. Such preferred securities may have mandatory redemption dates.


------------------------
30   Such exchange is discussed above in Paragraph Q.

     HH. Such securities may be issued and sold pursuant to standard underwriting agreements. Public distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, such securities may be issued and sold through private placements or other non-public offerings to one or more persons. All such debt instruments and stock sales will be at rates or prices and under conditions negotiated, or based upon, or otherwise determined by, competitive capital markets. In no event, however, will the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time. The interest rate on long-term debt will not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt.

     II. The Transco also requests authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     In addition, the Transco requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. The Transco will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. The Transco may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and the

Transco will not, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

     The Applicants will comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.31 Such hedging transactions will qualify for hedge accounting treatment under generally accepted accounting principles.

     JJ. The Applicants are not at this time requesting Commission approval for any further transaction by the Transco or the Corporate Manager. In the event Applicants propose to engage in any transaction resulting in a material change in the corporate structure, management, or control of the Corporate Manager or Transco for which approval of the Commission may be required under the Act, the Applicants will undertake to file a Post-Effective Amendment requesting such approval.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred by Alliant Energy and WPL in connection with the filing of this application are estimated not to exceed $200,000. The total costs incurred or to be incurred in connection


------------------------
31   The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and SCANA Corporation., et al., Holding Co. Act Release No. 27137 (February 14, 2000).

with the formation and start-up of the Transco and Corporate Manager and the transfer of transmission assets to the Transco are estimated not to exceed approximately $5 million, which includes legal expenses incurred in connection with obtaining necessary regulatory approvals, accounting and advisory fees. The foregoing fees and expenses do not include the fees and expenses of any debt offerings by the Transco, such as commitment fees, compensating balances, placement fees and dealer discounts on commercial paper offerings. Such fees and expenses will not exceed 5% of the amount of the proceeds of any such debt offering by the Transco. A statement with respect to the fees, commissions and expenses incurred or to be incurred in connection with the Corporate Manager IPO will be filed by a Post-Effective amendment hereto.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     Sections 6(a), 7, 9(a), 10, 11, 12 and 13 of the Act and Rules 43, 44, 54, 90 and 91 thereunder apply to the proposed transactions.

     When the transmission assets of the Member Utilities are transferred from the Member Utilities to the Transco, the Transco, and the Corporate Manager, by virtue of its ownership interest in, and management of, the Transco, will each become an "electric utility company" as defined in Section 2(a)(3) of the Act as well as a "public utility company" as defined in Section 2(a)(5) of the Act. Because Alliant Energy will be indirectly acquiring the securities of the Transco and the Corporate Manager, and because the Transco, which may be a subsidiary of a registered holding company, will be acquiring utility assets from the Member Utilities, the transactions contemplated herein will be subject to Section 9(a) of the Act. Thus, Applicants believe that the proposed transactions cannot proceed without the Commission's approval pursuant to
Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c) and 10 (f) of the Act.

A.   SECTION 10(b)

     Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     1. Section 10(b)(1). The proposed transactions will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

     The Corporate Manager will initially have a ten member Board of Directors. While five directors will be appointed by the Member Utilities, four directors will be independent, as mandated by the Transco Legislation. The remaining director will be the chief executive officer of the Corporate Manager. The employees of the Transco and the Corporate Manager will not be employees of any of the Member Utilities. Therefore, any interlocking relations will be minimal, at most.

     Similarly, the proposed transactions will not tend toward any "concentration of control of public-utility companies" that is detrimental to the public interest, consumers or investors. The end result of the formation of the Transco will not be the concentration of control over the Wisconsin transmission system, but rather the dilution of control. There will be at least five Member Utilities with input, through the Corporate Manager, over decisions as to the management and operation of the Transco's transmission assets. One of these Member Utilities -- WPPI -- currently has no such input. Indeed, the creation of the Transco will encourage competition, rather than concentrate control.

     2. Section 10(b)(2) - (a) Fairness of Consideration. Section 10(b)(2) of the Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. All transmission assets that will be transferred to the Transco will be valued based on the same methodology. This methodology is generally mandated by the Transco Legislation and the specifics have been arrived at as the result of arms-length negotiations among all of the Member Utilities, subject to the review and approval of the Wisconsin Commission. Applicants further believe that such consideration bears a fair relation to the investment in and the earning capacity of the transmission assets to be transferred because it is based on the Contribution Value of those assets. Because the Transco's rates will also be subject to FERC approval, it can be expected that those rates (which will largely also be based on the same Contribution Value) will permit the Transco to earn a fair return on them as well. This being the case, all Member Utilities, including WPL and South Beloit, can expect to earn a fair return on their investment.

     (b) Reasonableness of Fees. An estimate of the fees and expenses to be paid in connection with the proposed transactions is set forth in Item 2 hereof. The estimated amounts to be paid are fees required to be paid to governmental bodies, fees for necessary professional services, and other expenses incurred or to be incurred in connection with carrying out the proposed transactions. Applicants believe that such fees and expenses are reasonable and customary for a transaction of this kind, and that the standards of Section 10(b)(2) are thus satisfied.

     3. Section 10(b)(3) - Capital Structure. Section 10(b)(3) requires that the Commission determine whether the proposed transactions will unduly complicate Alliant Energy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of

Alliant Energy's system. The corporate capital structure of Alliant Energy after the consummation of the proposed transactions will not be unduly complicated.

     The ownership structure of the Corporate Manager and the Transco has been designed to simplify management of the Transco and to facilitate public investment in the Transco enterprise through a public offering of stock in the Corporate Manager, such stock being more attractive to investors than would be the equivalent LLC interests in the Transco. Although such structure introduces an additional corporate layer into the Alliant Energy system, the Transco and the Corporate Manager will, as a practical matter, function as one entity. The Corporate Manager has been introduced simply to make public investment in the Transco enterprise more "investor-friendly".32

     In certain instances, the Commission has found it appropriate to "look through" intermediate holding companies such as the Corporate Manager for purposes of its Section 11(b)(2) analysis. See Exelon Corp., HCAR No. 27256
                                               ------------
(Oct. 19, 2000) (finding that an intermediate holding company structure designed to minimize the tax impact of a merger did not implicate the abuses Section


------------------------
32   As stated above in paragraph G of Item 1, after the transactions contemplated herein, WPL and the Corporate Manager will each file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act.

11(b)(2) was designed to prevent); National Grid Group plc, HCAR No. 27154 (Mar.
                                   -----------------------
15, 2000) (finding that intermediate holding companies created to capture the economic efficiencies of a cross-border transaction did not implicate the abuses
Section 11(b)(2) was designed to prevent). Applicants believe that such a "look through" is appropriate in the Section 11(b)(2) analysis of the contemplated transactions although, unlike the intermediate holding companies in the Exelon
                                                                        ------
and National Grid orders, the Corporate Manager will have public investors.
    -------------
Nevertheless, Applicants believe that the Commission should find that the existence of the Corporate Manager will not "unduly or unnecessarily complicate the structure" of the Alliant Energy system. The nature of the per capita voting rights in the Corporate Manager adequately protects the rights of the minority interests that possess such voting rights. Moreover, the Corporate Manager exists to facilitate public investment in the Transco, and ultimately to transition the Transco into a publicly-held company, at which point it will cease to be a subsidiary of a registered public utility holding company. Therefore, none of the abuses associated with publicly-held minority interests will be present and, thus, the existence of the Corporate Manager will not implicate the abuses Section 11(b)(2) was designed to prevent.

     In any event, as set forth more fully in this Application/Declaration, the proposed formation of the new transmission company is expected to result in benefits to the public and to consumers and investors of the Alliant Energy holding-company system.

B.   SECTION 10(c)

          Section 10(c) of the Act provides that:

          Notwithstanding the provisions of subsection (b), the Commission shall not approve:

               (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

               (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system . . . .

     1. Section 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition of securities will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the Act.

     Section 8 prohibits a registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law, and is thus not applicable to the transactions contemplated herein.

     Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure, among other things, that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As discussed above, the Transco/Corporate Manager ownership structure has been designed to facilitate public investment in the Transco enterprise and is therefore not unnecessarily complex. Moreover, voting powers have been fairly allocated among the Transco participants. Accordingly, the proposed transactions meet the standards of Section 11(a) of the Act.

     2. Section 10(c)(2). As the following discussion will demonstrate, the proposed transactions will serve the public interest by tending towards the economical and efficient development of an integrated public utility system, as required by Section 10(c)(2) of the Act.

     (a) Efficiencies and Economies. As described more fully above, the proposed transactions tend towards the following efficiencies and economies: (i) greater corporate and organizational separation of transmission from generation; and
(ii) by tying together control, planning, maintenance and financial responsibilities for the Member Utilities' transmission facilities into a single company having an independent, streamlined and cost-efficient operation, synergies will be created that result in better service in the region and non-discriminatory access for all transmission users will be assured.

     (b) Integrated Public Utility System. As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and analyzed proposed transactions in light of these changed and changing circumstances. See, e.g., American Electric Power Co., HCAR No. 27186
                                   ---------------------------
(Jun. 14, 2000) ("AEP Order"); New Century Energies, Inc., HCAR No. 26748 (Aug.
                  ---------    --------------------------
1, 1997) (approving transactions relating to combination of a Colorado gas and electric utility company and intrastate exempt holding company and a New Mexico electric utility company), citing Hearing on Regulation of Public Utility Holding Companies Before Subcomm. on Telecommunications and Finance and Subcomm. on Energy and Power of the House of Representatives Comm. on Commerce, 104th Cong., 1st Sess. (Aug. 4, 1995) (testimony of Arthur Levitt, Chairman, SEC). See also Rust v. Sullivan, 500 U.S. 173, 186-87 (1991) ("an agency is not required
     ----------------
to" establish rules of conduct to last forever, "but rather must be given ample latitude to "adapt [its] rules and policies to the demands of changing circumstances.") (citations omitted); Shawmut Assn. v. SEC, 146 F.2d 791, 796-97
                                      --------------------
(1st Cir. 1945) (an agency "is expected to treat experience not as a jailer but as a teacher").

     On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed transaction:

          (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

          (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

          (3) the system must be confined in its operations to a single area or region; and

          (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990), quoting
---------------------------------
In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958).
---------------------------

     The proposed transactions satisfy all four of these requirements with respect to both the Transco system and the Alliant Energy system, post-Transco, which will consist of those current Alliant Energy transmission assets that are not transferred to the Transco (i.e., the Non-Wisconsin Facilities, which are located in Iowa, and the East Facilities) and Alliant Energy's approximate 24% interest in the Transco (the "Post-Transco Alliant Energy Transmission System").

In examining proposed transactions to determine whether the integration requirements have been satisfied, the Commission has "interpreted the Act and analyzed transactions in the light of . . . changed and changing circumstances." AEP Order. Applicants believe that the Transco Legislation, as well as the recent FERC Order No. 2000, both of which strongly encourage transmission company formation, constitute such changing circumstances which the Commission should consider when evaluating the proposed transactions.

     PHYSICAL INTERCONNECTION. In view of the above, the facts presented clearly support a finding that the utility assets of the Transco will be "physically interconnected or capable of physical interconnection" within the meaning of
Section 2(a)(29)(A) of the Act once the transactions contemplated herein are completed. Indeed, as discussed in paragraph K of Item 1, the utility assets to be owned by the Transco are already physically interconnected and operated as a part of MAIN. Those assets are also physically interconnected with the Alliant Energy transmission system assets that will not be transferred to the Transco. All such interconnections will remain in place after the transactions contemplated herein occur. Thus, the entire Post-Transco Alliant Energy Transmission System will also be physically interconnected.

     SINGLE INTERCONNECTED AND COORDINATED SYSTEM. Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., HCAR No. 25524 (Apr. 24, 1992). As
                             ------------
discussed in Paragraph K of Item 1, the Post-Transco Alliant Energy Transmission System will continue to be operated in a manner that satisfies the standard of economic and coordinated operations in Section 2(a)(29)(A) of the Act. In effect, the proposed transactions will result in WPL and South Beloit transferring full ownership of their current transmission assets for a 24% interest, initially, in the Transco, which will own and operate a much larger mix of transmission assets in Wisconsin. Importantly, this change in form of ownership is not expected to have any effect on WPL's and South Beloit's use and enjoyment of the transferred assets, except that, in the future, they will have to contract with he Transco for transmission service under the Transco's open-access tariffs. Moreover, the proposed transactions are expected to result in greater coordination and more efficient allocation of the provision of transmission services within the area served by the Transco.

     SINGLE AREA OR REGION. The "single integrated system" of the Post-Transco Alliant Energy Transmission System will initially be the central and eastern portions of the State of Wisconsin and small adjacent areas of the Michigan Upper Peninsula and Illinois, as well as Iowa. Through the membership of additional transmission-owning utilities, the Transco's system may grow to include other parts of Wisconsin and portions of other Midwestern states.

     LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The creation of the Transco will not impair localized management, efficient operation or effective regulation by reason of its size. Moreover, the Commission's past decisions on "localized management" show that the proposed transactions fully preserve the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., HCAR No. 20633
                                   --------------------------

(July 21, 1978)(advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public
                                                          --------------
Utilities Corp., 37 S.E.C. 28, 36 (1956)(localized management evaluated in terms
---------------
of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior
                                                                      ---------
Energy Corp., HCAR No. 24073 (April 29, 1986)(advantages of localized management
------------
would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, HCAR No. 25221 (December 21,
                             -------------------
1990) (utilities "will be maintained as separate New Hampshire corporations . . . [t]herefore the advantages of localized management will be preserved");
Columbia Gas System, Inc., HCAR No. 24599 (March 15, 1988)(benefits of local
-------------------------
management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power
                                                      -----------------------
Co., HCAR No. 20633 (July 21, 1978)(distance of corporate headquarters from
---
local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation"). These elements will all be satisfied here. The Transco is being created in response to local needs. The Wisconsin legislature has determined that the Transco will improve electric service in Wisconsin. Each local utility will elect one director to the Corporate Manager's board of directors. Each Member Utility will continue to exist after the transmission assets are transferred to the Transco, as will the non-Member Utility operating companies of the Alliant Energy system. Finally, communication between the Transco and its members will flow easily.33

C.   SECTION 10(f)

          Section 10(f) provides that

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.


------------------------
33   In addition, under the Transco Legislation, the Transco and/or the
Midwest ISO are obligated, to the maximum extent practicable, to "eliminate[] advantages in electric generation, wholesale and retail markets that are otherwise related to ownership, control or operation of transmission facilities" and "[s]atisf[y] the reasonable needs of transmission users in this state for reliable, low-cost and competitively priced electric service". Section 196.485(3)(c) of the Wisconsin Statutes.

     As discussed above, the Transco is being created pursuant to, and in accordance with, Wisconsin law. WPL and South Beloit have filed applications with the Wisconsin Commission and the Illinois Commission, respectively (copies of both applications are attached hereto as Exhibits D-7 and D-9, respectively). Thus, the requirements Section 10(f) are satisfied.

     Rule 54 Analysis. The transactions proposed herein are also subject to
     ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at September 30, 2000 was $201.7 million, or about 16% of Alliant Energy's "consolidated retained earnings" ($1,263.4 million for the four quarters ended September 30, 2000 as defined in Rule 53(a)(1)(ii) and including

Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Alliant Energy need not make the affirmative demonstration contemplated by Rule 53(c) because Alliant Energy has satisfied the requirements of Rule 53(a) and (b).

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     WPL's application to the FERC seeking authorization to transfer the WPL Transmission Assets to the Transco has been approved. South Beloit filed a corresponding application with the FERC with respect to the South Beloit Transmission Assets which has also been approved. The FERC has also separately approved the acquisition by the Transco of the transmission assets of the transmission-owning Member Utilities other than WPL and South Beloit. The Transco has also filed an application with the FERC seeking approval of the Transco OATT. Based on the FERC's December 14, 2000 order approving the Transco

OATT, the Transco's December 15, 2000 Section 205 rate filing and FERC precedent, the Transco can begin operations on January 1, 2001 without violating the Federal Power Act. In addition, the Wisconsin Commission has approved certain elements of the proposed transactions. Specifically, the Wisconsin Commission authorized: (i) WPL and South Beloit to become members of the Transco by contributing their transmission facilities to the Transco; (ii) the Corporate Manager to acquire its interest in the Transco; (iii) the Transco to acquire the transmission facilities of WEPCO, ESE, WPL, South Beloit, WPS and MGE in exchange for its membership interests; and (iv) the Transco to sell membership interests to WPPI and the Corporate Manager. Finally, South Beloit has made a notice filing with the Illinois Commerce Commission and, in accordance with
Section 16-111(g) of the Illinois Public Utilities Act, no further Illinois regulatory action is needed for South Beloit to transfer its transmission assets to the Transco. Except as stated above, no state commission or federal commission, other than this Commission, has jurisdiction over the proposed transactions. In addition, it is expected that other Member Utilities will make the requisite state, FERC and Commission applications with respect to certain aspects of the transactions discussed herein.

ITEM 5.   PROCEDURE.
          ---------

     The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration and no hearing has been requested. The applicants request that the Commission's Order be issued as soon as practicable in order to accommodate a closing before December 29, 2000. This will facilitate the Member Utilities' meeting the January 1, 2001 deadline contemplated by the Transco Legislation for the commencement of Transco operations and the timely completion of the transmission asset transfers that are predicated to the Wisconsin public utility holding companies' relief from the Wisconsin non-utility asset cap limit.

     The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   -    EXHIBITS.
               --------

A-1 Form of Articles of Organization of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-2 Form of Operating Agreement of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-3 Form of Articles of Incorporation of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-4 Form of By-laws of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-5  Form of Articles of Organization of NewCo.

A-6  Form of Operating Agreement of NewCo.

A-7 Form of Amended and Restated Articles of Incorporation of the Corporate Manager.

A-8  Form of Amended and Restated Bylaws of the Corporate Manager.

A-9  Form of Shareholders Agreement of the Corporate Manager.

B-1  Form of O&M Agreement-- previously filed.

B-2  Form of Services Agreement - previously filed.

B-3  Reserved.

B-4  Form of Agency Agreement - previously filed.

B-5  Form of Asset Contribution Agreement - previously filed.

B-6  Form of Transco Forming Party Agreement - previously filed.

B-7 Form of Transco Generation-Transmission Interconnection Agreement - previously filed.

B-8  Form of Network Operating Agreement - previously filed.

B-9 Form of Transco Distribution-Transmission Interconnection Agreement - previously filed.

C    Not Applicable.

D-1  Application of WPL to the FERC - Previously filed.

D-2  Application of South Beloit to the FERC - previously filed.

D-3 Application of Alliant Energy Corporate Services, Inc. to the FERC - previously filed.

D-4  Order of the FERC regarding WPL Application - previously filed.

D-5  Order of the FERC regarding South Beloit Application - previously filed.

D-6 Order of the FERC regarding Alliant Energy Corporate Services, Inc. Application - previously filed.

D-7  Application of WPL to the Wisconsin Commission - previously filed.

D-8  Order of the Wisconsin Commission regarding the Transco.

D-9  Application of South Beloit to the Illinois Commission.

D-10 Reserved.

D-11 Application of the Transco to the FERC - filed pursuant to Form SE.

D-12 Order of the FERC regarding Transco Application.

D-13 Omnibus Application of the Transco and Member Utilities to the Wisconsin
     Commission ("Comprehensive Application") - previously filed.

D-14 Supplement to Omnibus Application - previously filed.

D-15 Application of the Transco and Member Utilities to the Wisconsin Commission
     - previously filed.

D-16 Exhibits to the Comprehensive Application to the Wisconsin Commission by the Transco and the Member Utilities - filed pursuant to Form SE.

D-17 Application to the Wisconsin Commission by the Member Utilities regarding the Forming Party Agreement - filed pursuant to Form SE.

D-18 Application to the Wisconsin Commission by Alliant Energy regarding
     Affiliated-Interest Agreements - filed pursuant to Form SE.

D-19 Application to the Wisconsin Commission by South Beloit regarding
     Affiliated-Interest Agreements - filed pursuant to Form SE.

D-20 Application to the Wisconsin Commission by the Member Utilities regarding
     Documents Under FERC Jurisdiction - filed pursuant to Form SE.

D-21 Transco Section 205 Filing with the FERC dated December 15, 2000.

D-22 Transco Section 205 Filing with the FERC dated December 18, 2000.

D-23 Clarification order of the FERC.

D-24 Order of the FERC regarding WEPCO Application - Incorporated by reference to WEC SEC File No. 70-9741.

D-25 Order of the FERC regarding ESE Application - Incorporated by reference to
     WEC SEC File No. 70-9741.

D-26 Order of the FERC regarding WPS Application - Incorporated by reference to
     WPS SEC File No. 70-9769.

D-27 Order of the FERC regarding MGE Application - Incorporated by reference to
     MGE SEC File No. 70-9791.

E    Interconnection Map - filed pursuant to Form SE.

F-1  Opinion of Barbara Swan, Esq.

F-2  Opinion of Walter Woelfle, Esq..

G    Not applicable.

H    Form of Notice - previously filed.


     B.   FINANCIAL STATEMENTS.
          --------------------

1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2000) (File No. 1-9894) -- Previously filed.

1.2 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended June 30, 2000(incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended June 30, 2000) (File No. 1-9894) -- Previously filed.

1.3 Balance Sheet of WPL, as of June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended June 30, 2000) (File No. 0-337) - previously filed.

1.4 Statement of Income of WPL for the period ended June 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended June 30, 2000) (File No. 0-337) -- Previously filed.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        SOUTH BELOIT WATER, GAS & ELECTRIC
                                        COMPANY

                                   By: /s/ Edward M. Gleason
                                      ------------------------------------
                                      Name:  Edward M. Gleason
                                      Title: Vice President-Treasurer
                                             and Corporate Secretary


                                        AMERICAN TRANSMISSION COMPANY LLC

                                   By: ATC Management Inc., Its Manager

                                   By: /s/ Daniel A. Doyle
                                      ------------------------------------
                                      Name:  Daniel A. Doyle
                                      Title: Vice President, Chief
                                             Financial Officer and Treasurer


                                        ATC MANAGEMENT INC.

                                   By: /s/ Daniel A. Doyle
                                      ------------------------------------
                                      Name:  Daniel A. Doyle
                                      Title: Vice President, Chief
                                             Financial Officer and Treasurer

Date:   December 28, 2000